



LAVENDER
HAND & BODY CREAM
CACTUS SOAP
NOPALERA
CACTUS SOAP
NOPALERA
NO TOX LIFE
EUCALYPTUS STEAM®
CLEANSING VAPORS FOR THE SHOWER
Waffle Linen
Bath Mitt
ardent goods
NO TOX LIFE
LAVENDER
EARL GREY
VEGAN LIP BUTTER

W A Y B

Way of Being, LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.50%
Target Raise Amount: $35,000
Offering End Date: January 11, 2024

Repayment Period: 2 years (24 months)
Minimum Raise Amount: $10,000

Company Details:

Name: Way of Being, LLC
Founded: August 16, 2021
Address: 2326 NE 40th Ave
Portland, OR 97212

Industry: Miscellaneous Retailers
Employees: 2
Website: https://wayofbeing.co/

Use of Funds Allocation:

If the maximum raise is met:

$33,425 (95.50%) – of the proceeds will go towards working capital- new location operating expenses
$1,575 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 25,400 Followers



S M B X



Business Metrics:

	FY21	FY22	YTD 9/30/2023
Total Assets	$10,086	$18,704	$16,570
Cash & Cash Equivalents	$9,746	$18,464	$16,130
Accounts Receivable	$0	$0	$0
Short-term Debt	$0	$752	$2,654
Long-term Debt	$0	$0	$0
Revenue	$118,582	$117,603	$48,286
Cost of Goods Sold	$78,106	$58,427	$19,466
Taxes	$0	$0	$0
Net Income	$9,651	$13,559	-$351

Recognition:

Way of Being, LLC (DBA Way of Being) is a shop, a teacher, and a friend offering supplies, education, and encouragement to support a sustainable, low-waste, locally sourced lifestyle where everyday actions create a better world. They are on a mission to help others wield their power in the best possible ways. They believe that if you care about something, you should take care of it. If something matters to you, you should show it. Love is a verb, right?

About:

Way of Being, LLC (DBA Way of Being) is more than the sum of its products; it's a movement, a mindset, and a commitment to creating positive change. Driven by a desire to make sustainable living accessible to all, they embarked on a mission to curate a collection of products that align with their values.

For more information, contact our Customer Support Team at support@thesmbx.com

